Filed Pursuant to Rule 433
Registration No.: 333-125581

The Euro Currency Trust has filed a registration statement (including a prospectus) with the SEC and for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or the issuer's website at www.currencyshares.com. Alternatively, the issuer and any offering participant will arrange to send you the prospectus if you request it by calling toll-free 1-800-820-0888.

Smaller Funds Targeted for Currency Product
HDGWR00020051217e1cg00001
Christopher Faille, Financial Correspondent
633 Words
16 December 2005
HedgeWorld News
English
(c) 2005

NEW YORK (HedgeWorld.com)—Shares of a trust based on the value of the euro began trading on the New York Stock Exchange Dec. 12

Rydex Specialized Products LLC, Rockville, Md., sponsored the trust. Bank of New York is the trustee; and JP Morgan Chase Bank NA, London, is the depository. A consultant, Stuart Thomas, said that one of the target markets for the products consists of small and medium-sized hedge funds.

Larger hedge funds, Mr. Thomas said Friday, have less need for such a product to hedge their currency exposure—they generally have systems in place to do the same through their prime broker.

But in the early days of the trading on these shares (NYSE:FXE), even some larger funds have become involved. They've "kicked the tires," Mr. Thomas said, and they are using the trust as a way of making directional plays.

According to the prospectus, the trust has registered 17 million shares. They may be purchased from the trust only in one or more blocks (or baskets) of 50,000 shares. Each basket when created will be offered and sold to an authorized participant at a price in euros equal to the net asset value for that number of shares. The shares aren't registered for public sale in any jurisdiction outside of the United States.

The trust was formally created on Dec. 5, and Rydex then deposited 100 euro in the trust's primary deposit account with the depository. As of that date, the NAV of the trust was US$117.87. The shares (NYSE: FXE) will reflect the value of the euro in dollar terms, plus the accumulation of interest, minus the trust's expenses. Presumably, discrepancies could develop between the NAV and stock price, but arbitrage would close them up quickly.

The average volume of trades in FXE in its first three days of trading was 400,000. Arbitrage activities appear to account for much of that volume.

The product was inspired by the success of streetTRACKS Gold (NYSE:GLD), which holds gold bullion in trust. That product, launched 13 months ago, now trades more than 2 million shares a day.

The prospectus cautions that several different factors could impact the price of the euro: national debt levels and trade deficits; actual inflation rates and investors' expectations of future inflation rates; the investment and trading activities of mutual funds, hedge funds, and currency funds; and global or regional market-shaking events.

Mr. Thomas said that the goal, "when we studied [the idea of such a trust] initially, was to give all investors access to the largest and most liquid market in the world—the currency market." Approximately 89% of foreign exchange transactions in the world involve the U.S. dollar. Approximately 37% involve the euro. Approximately 28% involve the exchange of USD for euros.

In a statement, Patrick Dougherty, a partner in Foley & Lardner LLP in New York, said "I am proud to observe that Foley & Lardner LLP was the law firm that structured the Euro Currency Trust [initial public offering], cleared it with two divisions of the [Securities and Exchange Commission] and brought it to fruition on the floor of the Exchange."

In an interview, Mr. Dougherty said that bringing new products to market is a growing part of the business of Foley & Lardner, a national firm with more than 1,000 lawyers in 20 major markets, and that FXE is the most significant such product thus far.

A tombstone ad in the Wall Street Journal Thursday [Dec. 15] put the historical significance of the euro trust simply. "This marks the first time investors can access the currency market with an exchange-tradeable trust," it reads.

CFaille@HedgeWorld.com